111 South Wacker Drive Chicago, IL 60606 Telephone: 312-443-0700 Fax: 312-443-0336 www.lockelord.com

February 12, 2014

VIA EDGAR

Jeffrey P. Riedler

Division of Corporation Finance

U.S. Securities & Exchange Commission

Mail Stop 4720

100 F St. NE

Washington, DC 20549

Re:	National General Holdings Corp.

Amendment No. 5 to Registration Statement on Form S-1

Filed February 12, 2014

File No. 333-190454

Dear Mr. Riedler:

National General Holdings Corp., a Delaware corporation (the “Company”), has today filed with the Securities and Exchange Commission Amendment No. 5 to the Registration Statement on Form S-1 initially filed August 7, 2013. The changes in this amendment principally reflect disclosure updates that were discussed verbally with the Staff on February 10 and February 11 in regard to the Company’s private placement of common stock, which priced on February 11, 2014. Concurrently herewith, the Company has filed a letter requesting to have the above referenced registration statement declared effective at 4:00 p.m. Eastern time, or as soon as practicable thereafter.

For your convenience, two courtesy copies of Amendment No. 5, as marked to show changes from the Company’s Amendment No. 4, are also being delivered to you.

Sincerely,

LOCKE LORD LLP

/s/ J. Brett Pritchard
J. Brett Pritchard

cc:	Jeffrey Weissmann, Esq.